FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby informs that it has received the correspondence below, from Credit Suisse International, notifying that the latter’s beneficial ownership has been increased to over 5% of the outstanding stock of CBD.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, August 10, 2012

Vitor Fagá de Almeida

Finance, Corporate Services and Investor Relations Officer

São Paulo, August 6, 2012

Companhia Brasileira de Distribuição

Attn.: Mr. Vitor Fagá de Almeida

Investor Relations Officer

Avenida Brigadeiro Luis Antônio, 3.142

01402-000 – São Paulo, SP – Brasil

Fax: 55 11 3884-2677

Re: Acquisition of Ownership Interest

In accordance with the main section of article 12 of CVM Ruling no. 358 of January 3, 2002, as amended, Credit Suisse International, a company organized and existing under the laws of the United Kingdom, with its principal place of business at One Cabot Square, London E14 4QJ, UK (“CS”), hereby advises that it acquired preferred shares (“PN Shares”) issued by Companhia Brasileira de Distribuição, publicly-held company, registered in CNPJ/MF under the No. 47.508.411/0001-56 (“Company”), directly and through American Depositary Receipts (“ADRs”), now holding a total of 14,216,169 PN Shares, which correspond to 8.70% of this type of share. In addition, CS has purchased call options to acquire 8,907,123 ADRs of the Company, and has sold call options on 8,907,123 ADRs of the Company. This is a minority investment that entails no change in the Company’s control or management structure.

Currently, there is no number of Company’s shares envisioned by CS. There are no convertible debentures already held, directly or indirectly, by CS or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which CS or any related person is a party.

CREDIT SUISSE INTERNATIONAL

Shui Wong

Bik Kwan Chung

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 10, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.